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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

Standard Pacific Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

8375C101
(CUSIP Number)

MatlinPatterson Global Advisers LLC
Attn: Robert H. Weiss, General Counsel
520 Madison Avenue, 35th Floor
New York, NY 10022
212-651-9500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Robb L. Tretter
Bracewell & Giuliani LLP
1177 Avenue of the Americas, 19th Floor
New York, NY 10036-2714
212-508-6123

August 18, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

2

CUSIP No. 8375C101
Page 1 of 9 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MP CA Homes LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER *
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*

The Investor (as defined in the Introduction) beneficially owns, and is the record holder of, 653,920 shares of Junior Preferred Stock (as defined in Item 3), comprised of 381,250 shares of Junior Preferred Stock and the Warrant (as defined in Item 3) to acquire 272,670 shares of Junior Preferred Stock. The Junior Preferred Stock currently represents 49% of the total voting power of the voting stock of the Issuer (as defined in the Introduction). The Junior Preferred Stock will vote with the Common Stock on an as-converted basis provided that the votes attributable to such shares of Junior Preferred Stock with respect to any holder of Junior Preferred Stock cannot exceed 49% of the total voting power of the voting stock of the Issuer. The Junior Preferred Stock is initially convertible into up to 214,400,000 shares of Common Stock; however, the Investor is not entitled to convert the Junior Preferred Stock into Common Stock unless after such conversion it would hold no more than 49% of the voting power of the voting stock of the Issuer. Upon a voluntary or involuntary liquidation, dissolution or winding up of the Issuer, the holders of Junior Preferred Stock will receive the amount payable if the Junior Preferred Stock had been converted into Common Stock immediately prior to the liquidating distribution. For such purposes, the as-converted number for the Junior Preferred Stock would be 214,400,000 shares of Common Stock, or 74.6% of the outstanding Common Stock.

CUSIP No. 8375C101
Page 2 of 9 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MatlinPatterson Global Opportunities Partners III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER *
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*

The Investor beneficially owns, and is the record holder of, 653,920 shares of Junior Preferred Stock, comprised of 381,250 shares of Junior Preferred Stock and the Warrant to acquire 272,670 shares of Junior Preferred Stock. The Junior Preferred Stock currently represents 49% of the total voting power of the voting stock of the Issuer. The Junior Preferred Stock will vote with the Common Stock on an as-converted basis provided that the votes attributable to such shares of Junior Preferred Stock with respect to any holder of Junior Preferred Stock cannot exceed 49% of the total voting power of the voting stock of the Issuer. The Junior Preferred Stock is initially convertible into up to 214,400,000 shares of Common Stock; however, the Investor is not entitled to convert the Junior Preferred Stock into Common Stock unless after such conversion it would hold no more than 49% of the voting power of the voting stock of the Issuer. Upon a voluntary or involuntary liquidation, dissolution or winding up of the Issuer, the holders of Junior Preferred Stock will receive the amount payable if the Junior Preferred Stock had been converted into Common Stock immediately prior to the liquidating distribution. For such purposes, the as-converted number for the Junior Preferred Stock would be 214,400,000 shares of Common Stock, or 74.6% of the outstanding Common Stock.

CUSIP No. 8375C101
Page 3 of 9 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MatlinPatterson Global Opportunities Partners (Cayman) III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER *
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*

The Investor beneficially owns, and is the record holder of, 653,920 shares of Junior Preferred Stock, comprised of 381,250 shares of Junior Preferred Stock and the Warrant to acquire 272,670 shares of Junior Preferred Stock. The Junior Preferred Stock currently represents 49% of the total voting power of the voting stock of the Issuer. The Junior Preferred Stock will vote with the Common Stock on an as-converted basis provided that the votes attributable to such shares of Junior Preferred Stock with respect to any holder of Junior Preferred Stock cannot exceed 49% of the total voting power of the voting stock of the Issuer. The Junior Preferred Stock is initially convertible into up to 214,400,000 shares of Common Stock; however, the Investor is not entitled to convert the Junior Preferred Stock into Common Stock unless after such conversion it would hold no more than 49% of the voting power of the voting stock of the Issuer. Upon a voluntary or involuntary liquidation, dissolution or winding up of the Issuer, the holders of Junior Preferred Stock will receive the amount payable if the Junior Preferred Stock had been converted into Common Stock immediately prior to the liquidating distribution. For such purposes, the as-converted number for the Junior Preferred Stock would be 214,400,000 shares of Common Stock, or 74.6% of the outstanding Common Stock.

CUSIP No. 8375C101
Page 4 of 9 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MatlinPatterson Global Partners III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER *
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*

The Investor beneficially owns, and is the record holder of, 653,920 shares of Junior Preferred Stock, comprised of 381,250 shares of Junior Preferred Stock and the Warrant to acquire 272,670 shares of Junior Preferred Stock. The Junior Preferred Stock currently represents 49% of the total voting power of the voting stock of the Issuer. The Junior Preferred Stock will vote with the Common Stock on an as-converted basis provided that the votes attributable to such shares of Junior Preferred Stock with respect to any holder of Junior Preferred Stock cannot exceed 49% of the total voting power of the voting stock of the Issuer. The Junior Preferred Stock is initially convertible into up to 214,400,000 shares of Common Stock; however, the Investor is not entitled to convert the Junior Preferred Stock into Common Stock unless after such conversion it would hold no more than 49% of the voting power of the voting stock of the Issuer. Upon a voluntary or involuntary liquidation, dissolution or winding up of the Issuer, the holders of Junior Preferred Stock will receive the amount payable if the Junior Preferred Stock had been converted into Common Stock immediately prior to the liquidating distribution. For such purposes, the as-converted number for the Junior Preferred Stock would be 214,400,000 shares of Common Stock, or 74.6% of the outstanding Common Stock.

CUSIP No. 8375C101
Page 5 of 9 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MatlinPatterson Global Advisers LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER *
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*

The Investor beneficially owns, and is the record holder of, 653,920 shares of Junior Preferred Stock, comprised of 381,250 shares of Junior Preferred Stock and the Warrant to acquire 272,670 shares of Junior Preferred Stock. The Junior Preferred Stock currently represents 49% of the total voting power of the voting stock of the Issuer. The Junior Preferred Stock will vote with the Common Stock on an as-converted basis provided that the votes attributable to such shares of Junior Preferred Stock with respect to any holder of Junior Preferred Stock cannot exceed 49% of the total voting power of the voting stock of the Issuer. The Junior Preferred Stock is initially convertible into up to 214,400,000 shares of Common Stock; however, the Investor is not entitled to convert the Junior Preferred Stock into Common Stock unless after such conversion it would hold no more than 49% of the voting power of the voting stock of the Issuer. Upon a voluntary or involuntary liquidation, dissolution or winding up of the Issuer, the holders of Junior Preferred Stock will receive the amount payable if the Junior Preferred Stock had been converted into Common Stock immediately prior to the liquidating distribution. For such purposes, the as-converted number for the Junior Preferred Stock would be 214,400,000 shares of Common Stock, or 74.6% of the outstanding Common Stock.

CUSIP No. 8375C101
Page 6 of 9 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MatlinPatterson Asset Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER *
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*

The Investor beneficially owns, and is the record holder of, 653,920 shares of Junior Preferred Stock, comprised of 381,250 shares of Junior Preferred Stock and the Warrant to acquire 272,670 shares of Junior Preferred Stock. The Junior Preferred Stock currently represents 49% of the total voting power of the voting stock of the Issuer. The Junior Preferred Stock will vote with the Common Stock on an as-converted basis provided that the votes attributable to such shares of Junior Preferred Stock with respect to any holder of Junior Preferred Stock cannot exceed 49% of the total voting power of the voting stock of the Issuer. The Junior Preferred Stock is initially convertible into up to 214,400,000 shares of Common Stock; however, the Investor is not entitled to convert the Junior Preferred Stock into Common Stock unless after such conversion it would hold no more than 49% of the voting power of the voting stock of the Issuer. Upon a voluntary or involuntary liquidation, dissolution or winding up of the Issuer, the holders of Junior Preferred Stock will receive the amount payable if the Junior Preferred Stock had been converted into Common Stock immediately prior to the liquidating distribution. For such purposes, the as-converted number for the Junior Preferred Stock would be 214,400,000 shares of Common Stock, or 74.6% of the outstanding Common Stock.

CUSIP No. 8375C101
Page 7 of 9 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MatlinPatterson LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER *
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*

The Investor beneficially owns, and is the record holder of, 653,920 shares of Junior Preferred Stock, comprised of 381,250 shares of Junior Preferred Stock and the Warrant to acquire 272,670 shares of Junior Preferred Stock. The Junior Preferred Stock currently represents 49% of the total voting power of the voting stock of the Issuer. The Junior Preferred Stock will vote with the Common Stock on an as-converted basis provided that the votes attributable to such shares of Junior Preferred Stock with respect to any holder of Junior Preferred Stock cannot exceed 49% of the total voting power of the voting stock of the Issuer. The Junior Preferred Stock is initially convertible into up to 214,400,000 shares of Common Stock; however, the Investor is not entitled to convert the Junior Preferred Stock into Common Stock unless after such conversion it would hold no more than 49% of the voting power of the voting stock of the Issuer. Upon a voluntary or involuntary liquidation, dissolution or winding up of the Issuer, the holders of Junior Preferred Stock will receive the amount payable if the Junior Preferred Stock had been converted into Common Stock immediately prior to the liquidating distribution. For such purposes, the as-converted number for the Junior Preferred Stock would be 214,400,000 shares of Common Stock, or 74.6% of the outstanding Common Stock.

CUSIP No. 8375C101
Page 8 of 9 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David J. Matlin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER *
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*

The Investor beneficially owns, and is the record holder of, 653,920 shares of Junior Preferred Stock, comprised of 381,250 shares of Junior Preferred Stock and the Warrant to acquire 272,670 shares of Junior Preferred Stock. The Junior Preferred Stock currently represents 49% of the total voting power of the voting stock of the Issuer. The Junior Preferred Stock will vote with the Common Stock on an as-converted basis provided that the votes attributable to such shares of Junior Preferred Stock with respect to any holder of Junior Preferred Stock cannot exceed 49% of the total voting power of the voting stock of the Issuer. The Junior Preferred Stock is initially convertible into up to 214,400,000 shares of Common Stock; however, the Investor is not entitled to convert the Junior Preferred Stock into Common Stock unless after such conversion it would hold no more than 49% of the voting power of the voting stock of the Issuer. Upon a voluntary or involuntary liquidation, dissolution or winding up of the Issuer, the holders of Junior Preferred Stock will receive the amount payable if the Junior Preferred Stock had been converted into Common Stock immediately prior to the liquidating distribution. For such purposes, the as-converted number for the Junior Preferred Stock would be 214,400,000 shares of Common Stock, or 74.6% of the outstanding Common Stock.

CUSIP No. 8375C101
Page 9 of 9 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mark R. Patterson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER *
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*

* The Investor beneficially owns, and is the record holder of, 653,920 shares of Junior Preferred Stock, comprised of 381,250 shares of Junior Preferred Stock and the Warrant to acquire 272,670 shares of Junior Preferred Stock. The Junior Preferred Stock currently represents 49% of the total voting power of the voting stock of the Issuer. The Junior Preferred Stock will vote with the Common Stock on an as-converted basis provided that the votes attributable to such shares of Junior Preferred Stock with respect to any holder of Junior Preferred Stock cannot exceed 49% of the total voting power of the voting stock of the Issuer. The Junior Preferred Stock is initially convertible into up to 214,400,000 shares of Common Stock; however, the Investor is not entitled to convert the Junior Preferred Stock into Common Stock unless after such conversion it would hold no more than 49% of the voting power of the voting stock of the Issuer. Upon a voluntary or involuntary liquidation, dissolution or winding up of the Issuer, the holders of Junior Preferred Stock will receive the amount payable if the Junior Preferred Stock had been converted into Common Stock immediately prior to the liquidating distribution. For such purposes, the as-converted number for the Junior Preferred Stock would be 214,400,000 shares of Common Stock, or 74.6% of the outstanding Common Stock.

STATEMENT PURSUANT TO RULE 13d-1
OF THE GENERAL RULES AND REGULATIONS UNDER THE
SECURITIES AND EXCHANGE ACT OF 1934

Introduction

This amendment (“Amendment No. 1”) amends the Schedule 13D Statement, dated July 3, 2008 (the “Statement”) filed on behalf of (i) MP CA Homes LLC, a Delaware limited liability company (the “Investor”), (ii) MatlinPatterson Global Opportunities Partners III L.P. (“Matlin Partners (Delaware)”), a Delaware limited partnership, (iii) MatlinPatterson Global Opportunities Partners (Cayman) III L.P. (“Matlin Partners (Cayman)” and, together with Matlin Partners (Delaware), the “Matlin Partners”), a Cayman Islands limited partnership, (iv) MatlinPatterson Global Advisers LLC (“Matlin Advisers”), a Delaware limited liability company, by virtue of its investment authority over securities held by each of the Matlin Partners, (v) MatlinPatterson Global Partners III LLC (“Matlin Global Partners”), a Delaware limited liability company, as the general partner of each of the Matlin Partners, (vi) MatlinPatterson Asset Management LLC (“Matlin Asset Management”), a Delaware limited liability company, as the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers, (vii) MatlinPatterson LLC (“MatlinPatterson”), a Delaware limited liability company, as the holder of all of the membership interests in Matlin Asset Management, and (viii) David J. Matlin and Mark R. Patterson each, as a holder of 50% of the membership interests in MatlinPatterson. The Investor, Matlin Partners (Delaware), Matlin Partners (Cayman), Matlin Advisers, Matlin Global Partners, Matlin Asset Management, MatlinPatterson, David J. Matlin and Mark R. Patterson are collectively referred to in this Statement as the “Reporting Persons” and each is a “Reporting Person.” Capitalized terms used and not defined in this Amendment No. 1 shall have the meanings set forth in the Statement. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Statement.

Item 4.	Purpose of Transaction

Item 4 is amended and supplemented by adding the following:

The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 4. At a special meeting of the stockholders of the Issuer held on August 18, 2008, the stockholders (i) approved the conversion of the Senior Preferred Stock of the Issuer into Junior Preferred Stock of the Issuer, (ii) approved the issuance of Junior Preferred Stock upon the exercise of the Warrant, and (iii) approved the issuance of Common Stock upon the conversion of the Junior Preferred Stock.

Item 5.	Interest in Securities of the Issuer

(a) – (b) As of the date of the filing of this Amendment No. 1, the Investor beneficially owns, and is the record holder of, 653,920 shares of Junior Preferred Stock, comprised of 381,250 shares of Junior Preferred Stock and the Warrant to acquire 272,670 shares of Junior Preferred Stock. The Junior Preferred Stock currently represents 49% of the total voting power of the voting stock of the Issuer. The Junior Preferred Stock will vote with the Common Stock on an as-converted basis provided that the votes attributable to such shares of Junior Preferred Stock with respect to any holder of Junior Preferred Stock cannot exceed 49% of the total voting power of the voting stock of the Issuer. The Junior Preferred Stock is initially convertible into up to 214,400,000 shares of Common Stock; however, the Investor is not entitled to convert the Junior Preferred Stock into Common Stock unless after such conversion it would hold no more than 49% of the voting power of the voting stock of the Issuer. Upon a voluntary or involuntary liquidation, dissolution or winding up of the Issuer, the holders of Junior Preferred Stock will receive the amount payable if the Junior Preferred Stock converted into Common Stock immediately prior to the liquidating distribution. For such purposes, the as-converted number for the Junior Preferred Stock would be 214,400,000 shares of Common Stock, or 74.6% of the outstanding Common Stock. In accordance with Rule 13d-3(d)(1) under the

10

Securities Exchange Act of 1934, as amended, each Reporting Person may be deemed to have a beneficial ownership interest in 653,920 shares of Junior Preferred Stock.

(c) Except as disclosed in this Statement, none of the Reporting Persons has effected any transaction in Common Stock during the past 60 days

(d) Not applicable.

(e) Not applicable.

Item 7.	Material to be filed as Exhibits

Exhibit 1	Power of Attorney for David J. Matlin.

Exhibit 2	Power of Attorney for Mark R. Patterson.

Exhibit 3	Agreement as to Joint Filing of Schedule 13D (incorporated by reference to Exhibit 3 to the Schedule 13D filed by the Reporting Persons on July 3, 2008).

Exhibit 4
Investment Agreement, dated as of May 26, 2008, between Standard Pacific Corp. and MP CA Homes LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 27, 2008).

Exhibit 5
Amendment No. 1 to Investment Agreement, dated as of June 27, 2008, between Standard Pacific Corp. and MP CA Homes LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on July 1, 2008).

Exhibit 6
Certificate of Designations relating to the Senior Convertible Preferred Stock of the Issuer (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on July 1, 2008).

Exhibit 7
Certificate of Designations relating to the Junior Convertible Preferred Stock of the Issuer (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by the Issuer on July 1, 2008).

Exhibit 8
Stockholders Agreement, dated as of June 27, 2008, between Standard Pacific Corp. and MP CA Homes LLC (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on July 1, 2008).

Exhibit 9
Warrant to purchase certain shares of Senior Convertible Preferred Stock, dated as of June 27, 2008, between Standard Pacific Corp. and MP CA Homes LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on July 1, 2008).

11

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2008

MP CA HOMES LLC	MATLINPATTERSON GLOBAL
OPPORTUNITIES PARTNERS III L.P.

By: /s/ Robert H. Weiss	By: /s/ Robert H. Weiss
Name: Robert H. Weiss	Name: Robert H. Weiss
Title: General Counsel	Title: General Counsel

MATLINPATTERSON GLOBAL	MATLINPATTERSON GLOBAL ADVISERS
OPPORTUNITIES PARTNERS (CAYMAN) III L.P.	LLC

By: /s/ Robert H. Weiss	By: /s/ Robert H. Weiss
Name: Robert H. Weiss	Name: Robert H. Weiss
Title: General Counsel	Title: General Counsel

MATLINPATTERSON GLOBAL PARTNERS	MATLINPATTERSON ASSET
III LLC	MANAGEMENT LLC

By: /s/ Robert H. Weiss	By: /s/ Robert H. Weiss
Name: Robert H. Weiss	Name: Robert H. Weiss
Title: General Counsel	Title: General Counsel

MATLINPATTERSON LLC	DAVID J. MATLIN

By: /s/ Robert H. Weiss	By: /s/ Robert H. Weiss
Name: Robert H. Weiss	Name: Robert H. Weiss
Title: General Counsel	Title: Attorney-in-Fact

MARK R. PATTERSON

By: /s/ Robert H. Weiss
Name: Robert H. Weiss
Title: Attorney-in-Fact

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